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                                       Filed by Bay State Bancorp, Inc.

                                       Pursuant to Rule 425 under the
                                       Securities Act of 1933, as amended, and
                                       deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of
                                       1934, as amended.

                                       Subject Company:  Bay State Bancorp, Inc.
                                       Commission File No.: 001-13691

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Bay State Bancorp, Inc. may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger;
(5) the stockholders of Bay State may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Bay State's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast and Bay State will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing, telephone (508) 984-6102. In addition, documents filed with the SEC by Bay State can be obtained, without charge, by directing a request to Bay State Bancorp, Inc., 1299 Beacon Street, Brookline, Massachusetts 02446, Attn: Corporate Secretary, telephone (617) 739-9500. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS,

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AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY
CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Bay State and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

Information about the directors and executive officers of Bay State and their ownership of Bay State common stock is set forth in the proxy statement for Bay State's 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 17, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A PRESS RELEASE THAT WAS JOINTLY ISSUED AT APPROXIMATELY 8:30 P.M. EASTERN STANDARD TIME ON DECEMBER 19, 2002 BY SEACOAST FINANCIAL SERVICES CORPORATION AND BAY STATE BANCORP, INC.




                                      -2-


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                                         CONTACT: JAMES R. RICE, 508.984.6102
                                         SENIOR VICE PRESIDENT
                                         SEACOAST FINANCIAL SERVICES CORPORATION

                                         MICHAEL O. GILLES, 617.739.9548
                                         SENIOR VICE PRESIDENT AND CFO
                                         BAY STATE BANCORP, INC.

FOR IMMEDIATE RELEASE


   SEACOAST FINANCIAL SERVICES CORPORATION TO ACQUIRE BAY STATE BANCORP, INC.

New Bedford, Massachusetts--December 19, 2002--Seacoast Financial Services Corporation (NASDAQ: SCFS) announced today the execution of a definitive agreement to acquire Bay State Bancorp, Inc. (AMEX: BYS), Brookline, Massachusetts and its wholly-owned subsidiary, Bay State Federal Savings Bank, a $563 million bank that operates 6 full-service retail sales offices in the greater Boston metropolitan area.

Under the terms of the agreement, shareholders of Bay State will be entitled to receive $27.00 in cash, 1.257 shares of Seacoast Financial Services Corporation, or a combination thereof, subject to election and allocation procedures which are intended to ensure that, in the aggregate, 55% of the Bay State shares will be exchanged for Seacoast Financial Services Corporation common stock. It is anticipated that the transaction will be completed in the second quarter of 2003, pending regulatory approvals and the approval of the stockholders of Bay State Bancorp, Inc.

This transaction is currently valued at approximately $140 million. The agreement provides for the merger of Bay State Bancorp into Seacoast Financial Services Corporation, and the subsequent merger of Bay State Federal Savings Bank into CompassBank, Seacoast Financial Services Corporation's main banking subsidiary. The transaction is intended to qualify as a reorganization for federal income tax purposes with the result that shares of Bay State common stock that are exchanged for shares of Seacoast Financial common stock will be exchanged on a tax-free basis. The transaction will be accounted for as a purchase in accordance with Statement of Financial Accounting Standard No. 142.

"We are very excited to take this significant step in expanding the CompassBank franchise to the attractive greater Boston metropolitan area," stated Kevin G. Champagne, President and CEO of Seacoast. "As with Nantucket Bank and Sandwich Co-operative Bank, Bay State is a high quality franchise in a highly attractive market. The greater Boston market has been a desirable expansion area for our company for some time and we believe the CompassBank brand, our dedication to customer service and our strong commitment to markets we serve will be well received by Bay State customers and communities. We are also pleased to welcome Jack Murphy, Bay State's Chairman, President and CEO and Denise Renaghan, Bay State's Executive Vice President and Chief Operating Officer, to the board of Seacoast. Their on-going affiliation will help CompassBank solidify and expand on the relationships Bay State has established over the years."

John F. Murphy, Chairman and CEO of Bay State Bancorp, Inc. said, "The affiliation with Seacoast is an excellent opportunity for our clients, employees, and shareholders, and for the communities in which

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Bay State Federal Savings Bank operates. Their high level of financial performance, in concert with their commitment to community financial services, makes them a great choice for Bay State." Mr. Champagne and Mr. Murphy also stated that they anticipate no Bay State branches will be closed following the consummation of the transaction.

The merger is expected to be accretive to earnings per share by approximately 1.7% in the first full year of operations due to the expected cost savings benefits achieved through the integration of systems and support functions, improved branch efficiencies and increased alternative delivery channels for financial products and services. Pre-tax merger-related costs are estimated to be approximately $19.9 million. The transaction includes a termination of fee of $6.0 million.

Upon completion of the acquisition of Bay State Bancorp, on a pro forma basis using September 30, 2002 data, Seacoast Financial Services Corporation will have $4.3 billion in total assets, $2.8 billion in total deposits and $413 million in total shareholders' equity, with approximately 49 financial centers in Eastern Massachusetts, which will be the fifth largest banking branch network in Massachusetts.

Seacoast will host a web conference call for investors, analysts and other interested parties on Friday, December 20, 2002 at 2:00 p.m. EST to discuss the transaction. Participants will include Kevin G. Champagne, President and CEO of Seacoast and Frank Mascianica, CFO of Seacoast. All interested parties are welcome to access the conference call by dialing 1-888-482-0024, reference pass code 659026. Participants are asked to call in a few minutes prior to the call in order to register for the event. Seacoast has prepared an investor presentation to accompany the audio call. During and after the call, the presentation can be accessed at Seacoast's website at www.seacoastfinancial.com under "presentations". A replay of the call will be available until December 27, 2002 by calling 1-888-286-8010, pass code 73076.

Seacoast was advised by Ryan Beck & Co. and Foley Hoag LLP. Bay State was advised by Sandler O'Neill & Partners LP and Muldoon Murphy & Faucette LLP.

Seacoast Financial Services Corporation is the holding company for CompassBank and Nantucket Bank and is headquartered in New Bedford, Massachusetts. CompassBank is a $3.2 billion state chartered savings bank serving Southeastern Massachusetts through a network of 40 full service branch offices and 46 branch and remote ATMs, a customer call center and on-line banking at www.compassbank.com. Nantucket Bank is a $458 million state chartered savings bank serving Nantucket Island with 3 full service branch offices. The banks provide a wide array of financial services including consumer banking, mortgage lending, commercial lending, consumer finance, private banking and alternative investments to retail and business customers.

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Bay State may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;

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(4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the stockholders of Bay State may fail to approve the merger;
(6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Bay State's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial`s filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast and Bay State will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, telephone (508) 984-6102. In addition, documents filed with the SEC by Bay State can be obtained, without charge, by directing a request to Bay State Bancorp, Inc., 1299 Beacon Street, Brookline, Massachusetts 02446, Attn:
Corporate Secretary, telephone (617) 739-9500. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Bay State and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

Information about the directors and executive officers of Bay State and their ownership of Bay State common stock is set forth in the proxy statement for Bay State's 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 17, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.


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